March 20, 2006
Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	SM&A Form 10-K for the year ended December 31, 2005 Filed February 24, 2006 File No. 0-23585
Dear Mr. Gordon:
     We are writing this letter in response to your comment letter dated March 7, 2006 regarding the review of our Form 10-K for the year ended December 31, 2005. We appreciate your comments and have prepared the following responses to satisfy your requests:
Comment 1:
Note 1. Description of Business and Summary of Significant Accounting Policies — Recent Accounting Pronouncements, page F-10
     We note that you did not adopt SFAS 123(R) until the first quarter of 2006, despite the fact that it should have been adopted as of July 1, 2005. Refer to paragraph 69(a) of SFAS 123(R) which states that the statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Tell us whether any awards were granted, modified, repurchased or cancelled during the period from July 1 — December 31, 2005. If so, please advise us of your accounting treatment for these awards and quantify the financial statement impact of the difference between the accounting method used and the results that would have been achieved under SFAS 123(R). We may have further comment.
Company Response:
     The accounting provisions of SFAS 123(R) were originally effective for reporting periods beginning after June 15, 2005. On April 21, 2005, the U.S. Securities and Exchange Commission announced a deferral of the effective date of SFAS 123(R) for calendar year companies until the beginning of 2006 as described in the Federal Register Vol. 70, No. 76 dated Thursday, April 21, 2005. The Company will implement SFAS 123R during the first calendar quarter of calendar year 2006.

SEC
March 20, 2006

Comment 2:
Note 3. Related Party Transactions, page F-11
     We noted that during 2005 and 2004 you facilitated the exercise of several stock options then repurchased the shares at a discounted cost. Please advise us of your accounting treatment for these transactions, including what consideration you gave to Question 14 of FIN 44.
Company Response:
     The Company is reviewing the accounting treatment for the repurchases and is requesting an extension of 15 additional days to respond to this question.
Comment 3:
Exhibit 31
     We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please remove references to “Annual report” and refer to the document as “report.”
Company Response:
     As requested, the Company will update the Exhibit 31 certifications to the exact form prescribed in accordance with Item 601(b)(31) of Regulation S-K and file an amendment to our Form 10-K filed February 24, 2006. We intend to amend as soon as the comments 1 and 2 above are resolved, to avoid duplication of effort and expense .
* * * *
     The disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC
March 20, 2006

     The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     If you have any questions regarding the foregoing, please feel free to contact me at (949) 975-1550.
Sincerely,
/s/ Steve Handy
Steve Handy
Senior Vice President and Chief Financial Officer

cc:	Kristi Beshears, Staff Accountant, Division of Corporation Finance Thomas Waldman, Corporate Counsel, Bingham McCutchen LLP Chris Abston, Partner, Ernst & Young LLP